SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                FOR July 25, 2005

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)



                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)



        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F x    Form 40-F
                           ------------   ----------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                              Yes            No x
                            --------      ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                  Exhibit Index



Exhibit No.              Description

Exhibit No.1             Share Reclassification announcement dated 25 July 2005




Not for release, publication or distribution, in whole or in part, in or into or from Australia, Canada or Japan





                                                                    25 July 2005

Allied Domecq PLC - SHARE RECLASSIFICATION

The Board of Allied Domecq PLC ("Allied Domecq") announces that further to the delivery of an office copy of the order sanctioning the Scheme to the Registrar of Companies, the Ordinary Shares held by the Scheme Shareholders have been subdivided and reclassified into A ordinary shares of 25/670 pence each and B ordinary shares of 25/670 pence each (the "Share Reclassification").

The current issued share capital of Allied Domecq is 603,080,821,130 A ordinary shares and 138,321,289,250 B ordinary shares.

Expressions used in this announcement have the same meaning as in the Scheme Document to Scheme Shareholders dated 25 May 2005.



For further information:



Media enquiries:

Stephen Whitehead, Director, Group Corporate Affairs     +44 (0) 7880 783532
                                                         +44 (0) 20 7009 3927

Anthony Cardew, Cardew Group                             +44 (0) 20 7930 0777

Investor enquiries:
Peter Durman, Director, Group Investor Relations         +44 (0)7771 974817




SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

25 July, 2005

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director, Corporate Secretariat
                                             Deputy Company Secretary